

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 1, 2007

Craig Sellers
Chief Executive Officer
O2 Secure Wireless, Inc.
4898 S Old Peachtree Rd NW
Suite 150
Norcross, GA 30071

Re: **O2 Secure Wireless, Inc.**
Item 4.01 Form 8-K
Filed October 10, 2007
File No. 001-32882

Dear Mr. Sellers:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed October 10, 2007

1. Please revise your disclosure to indicate whether the board of directors recommended or approved the decision to change accountants.

2. Your Form 8-K currently only covers your accountant's report as of and for the year ended September 30, 2006. If applicable please revise your Form 8-K to cover each of the reports for the past two years.

3. You currently disclose that there have been no disagreements with your former accountant during the fiscal year ended September 30, 2006. Please amend your

filing to cover the interim Period from the date of the last audited financial statements to the date of dismissal. See Item 304(a)(1)(iv) of Regulation S-B. If applicable please refer to the fiscal year ended prior to December 31, 2006.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

5. Revise your filing to provide all of the disclosures required by Item 304(a)(2) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Michael Henderson at (202) 551-3364.

Sincerely,

Kyle Moffatt
Accountant Branch Chief